UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 13, 2011

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

11/F, ING Tower 308 Des Voeux Road Central Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Sunshine Mills Litigation

    On September 7, 2011, upon payment by Ross Systems, Inc. (“Ross”), a subsidiary of CDC Software Corporation, of $9.0 million in cash to Sunshine
Mills, Inc. and $500,000 into escrow, the settlement agreement and mutual general release, by and between Ross and Sunshine Mills, Inc. became effective.

Board of Directors and Officers

    Mr. Simon Wong has resigned from the board of directors (the “Board”) of CDC
Corporation (the “Company”).  Mr. Wong has confirmed that his resignation from the Board was not related to any disagreement with the Board or management of the Company.  Mr. Wong continues to serve as Chief Executive Officer of CDC
Games, a business unit of the Company, and the Company’s subsidiary, China.com,
Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: September 13, 2011	By:	John Clough
	Name:	John Clough
	Title:	Chief Executive Officer